SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 8

CANADA SOUTHERN PETROLEUM LTD.
(Name of Subject Company)
CANADIAN SUPERIOR ENERGY ACQUISITIONS INC.,
a wholly-owned subsidiary of
CANADIAN SUPERIOR ENERGY INC.
(Name of Filing Persons)

Common Shares
(Title of Class of Securities)
135231-10-8
(CUSIP Number of Class of Securities)

Gregory S. Noval
Chief Executive Officer
Suite 3300, 400 3rd Avenue, SW
Calgary, Alberta Canada T2P 4H2
(403) 294-1411
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copies to:

Christopher W. Morgan, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street Suite 1750, P.O. Box 258 Toronto, Ontario M5K 1J5 (416) 777-4700	John J. Poetker, Esq. Borden Ladner Gervais LLP 1000 Canterra Tower 400 Third Avenue S.W. Calgary, Alberta T2P 4H2 (403) 232-9500

CALCULATION OF FILING FEE

Transaction Valuation[1] $195,686,010.00	Amount of Filing Fee[2] $20,938.41
(1) Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (a) US$13.00, which is the average of the high and low sale prices of the common shares of Canada Southern Petroleum Ltd. as reported on The Nasdaq Capital Market on August 3, 2006, and (b) 15,052,770, which is the estimated number of outstanding common shares of Canada Southern Petroleum Ltd. as of June 23, 2006, assuming full conversion of all outstanding exercisable options for common shares of Canada Southern Petroleum Ltd.
(2) The amount of the filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. $5,685.58 is being paid herewith.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,679.98 Form or Registration No.: Registration Statement on Form F-10 (No. 333-135127) Filing Party: Canadian Superior Energy Inc. Date Filed: June 19, 2006

Amount Previously Paid: $14,254.22 (offset by the above filing fee in the amount of $9,679.98)
Form or Registration No.: Schedule TO
Filing Party: Canadian Superior Energy Acquisitions Inc., a wholly-owned subsidiary of Canadian Superior Energy Inc.
Date Filed: June 19, 2006

Amount Previously Paid: $15,252.83 (offset by the above filing fee in the amount of $14,254.22)
Form or Registration No.: Registration Statement on Form F-10
Filing Party: Canadian Superior Energy Inc.
Date Filed: August 9, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 8 amends and supplements the tender offer statement on Schedule TO (the “Schedule TO”) filed with the U.S. Securities and Exchange Commission on June 19, 2006 by (i) Canadian Superior Energy Acquisitions Inc., a corporation incorporated under the laws of the Province of Alberta, Canada, which is a wholly-owned subsidiary of Canadian Superior Energy Inc., a corporation incorporated under the laws of the Province of Alberta, Canada (“Canadian Superior”), and (ii) Canadian Superior.
     Pursuant to a Notice of Variation and Extension, dated August 8, 2006 (the “Notice of Variation and Extension”), Canadian Superior has amended its offer to purchase all of the issued and outstanding common shares (including common shares which become outstanding upon exercise of options to acquire common shares) of Canada Southern Petroleum Ltd. (“Canada Southern”), such that the amended offer is now being made at a price per share of, at the election of each Canada Southern shareholder, either:
     (a) Cdn.$2.50 in cash, 2.0 common shares of Canadian Superior and one special exchangeable share of Canadian Superior; or
     (b) Cdn.$2.50 in cash and 2.75 common shares of Canadian Superior.
     The offer is subject to the terms and conditions set forth in the Schedule TO, as amended by the Notice of Variation and Extension and the Amended Letter of Transmittal and Election Form, each of which has been filed with this Amendment No. 8.
Item 12. Exhibits.
Item 12 of the Schedule TO is amended and supplemented by adding the following:

Exhibit No.	Description

14.1	Notice of Variation and Extension, dated August 8, 2006.

15.1	Amended Letter of Transmittal and Election Form.

16.1	Amended Notice of Guaranteed Delivery.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2006	CANADIAN SUPERIOR ENERGY ACQUISITIONS INC.
	By:	/s/ Richard Watkins
		Name:	Richard Watkins
		Title:	President

CANADIAN SUPERIOR ENERGY INC.
By:	/s/ Michael E. Coolen
	Name:	Michael E. Coolen
	Title:	President